

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

Via E-mail
Robert L. Frichtel
Chief Executive Officer
Advanced Cannabis Solutions, Inc.
7750 N. Union Blvd., Suite 201
Colorado Springs, CO 80920

> **Re:  Advanced Cannabis Solutions, Inc.
> Registration Statement on Form S-1
> Filed February 12, 2014
> File No. 333-193890**

Dear Mr. Frichtel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You disclose on page 15 that you "qualify as an emerging growth company as that term is used in the JOBS Act." Please clarify why you believe you qualify as an emerging growth company. Alternatively, please remove this disclosure. In this regard, we note your disclosure on page ii of your Post-Effective Amendment filed on April 8, 2011 where you state "[o]ur initial public offering closed on January 21, 2011 and a total of 224,200 shares were sold." Please see JOBS Act FAQ 2 available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm .

2. Please revise your filing to include all information required by Form S-1.  For example, please revise to include the information required by Items 102 and 509 of Regulation S-K.

3. Please provide us with source materials for your disclosure purporting to provide market, competitive, or statistical information based on third-party sources, as well as the basis for the following assertions:

    - "Several studies have predicted that the retail cannabis market in Colorado will increase from $350 million annually to over $900 million after the new law takes effect."

    - "While the national regulated cannabis market is estimated to be $1.5 billion annually, many experts expect it to reach $30 billion by 2018 as additional states approve cannabis use for its citizens."

    - "In Colorado (with 5.1 million residents), the 2013 medical marijuana market, with approximately 500 licensed dispensaries and 110,000 legal medical users, is believed to be $350,000,000."

    - "While projections vary widely, many believe that when legalization occurs in 2014, the Colorado medical and recreational market combined will reach $600,000,000 (according to Colorado State University)."

    To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic and cross-reference it to the appropriate location in your prospectus.  Please update the information in the last bullet point above and expand to disclose a time line for when the marijuana market is expected to reach $600 million.

Risk Factors, page 5

4. Please add a risk factor disclosing the risks stemming from the volatility of your common stock. In this regard, we note the high and low market prices of your common stock for the last 52 weeks range from $1.50 to $64.64.  Please also explain whether any particular factors have resulted in or are anticipated to cause volatility in your stock price.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Results of Operations, page 9

5. You disclose on page 10 that "[w]e recognized no revenue and incurred no expenses in the period from June 5, 2013 to June 30, 2013. Consequently our financial results are

identical for the nine month period ended September 30, 2013 and the period from June 5, 2013 to September 30, 2013." However, based on your Form 10-Q for the fiscal period ending March 31, 2013, it appears that revenues for the three months ended March 31, 2013 were $15,572 and operating expenses were $7,787. Please clarify or revise.

Liquidity and Capital Resources, page 11

6. You state on pages 11 and 12 that you signed an agreement with Full Circle Capital Corporation, but that the funding of the initial loan of $7.5 million is subject to the execution of additional documents. Please expand this disclosure to explain when you will be receiving these funds and what conditions you must meet for the funds to be released. Additionally, please address the potential ramifications if you do not receive these funds. Refer to Item 303(A)(2)(ii) of Regulation S-K. For additional guidance, refer to Section IV of SEC Release No. 33-8350. Finally, please confirm that you received $500,000 cash for the warrants sold to Full Circle.

Business, page 13

7. You state on page 14 that you purchased property on December 31, 2013, for $450,000, and that once construction is completed, rent will increase by $100,000 annually for the duration of the lease. Please expand your disclosure to include the amount of rent that the tenant is paying now.

Government Regulation, page 15

8. Please define "Schedule-I controlled substance" and discuss the possible penalties should the federal government chose to enforce the Controlled Substances Act with respect to marijuana.

9. You state that "The Obama administration has effectively stated that it is not an efficient use of resources to direct law federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical marijuana." If there are any restrictions or guidelines with respect to this non-prosecution policy, such as prohibitions from engaging or participating in illicit activity like drug dealing, please discuss these. Please also discuss any other challenges that the marijuana industry faces, such as federal tax policies that may make it difficult for you to claim deductions on your returns.

Management, page 16

10. Please update this table and all related disclosure to provide compensation information for the 2013 fiscal year. Please see Regulation S-K Compliance and Disclosure

Interpretation 117.05, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm .

Related Party Transactions, page 18

11. Please name all related parties and companies referenced in this section. Please see Item 404(a)(1) of Regulation S-K and Instruction 1 to Item 404(a).

Financial Statements

General

12. Please be mindful of the requirements to update your financial statements. Refer to Rule 8-08 of Regulation S-X. Updated consents are also required. Refer to Item 601(23) of Regulation S-K.

Exhibit 5.1

13. Please have counsel revise to consent to being named in the registration statement. Please see Section IV of Staff Legal Bulletin 19.

14. Please have counsel revise the legal opinion to state, if true, that the shares were legally (or validly) issued. With respect to the common stock issuable upon conversion of the notes or exercise of the warrants, please provide an opinion as to whether the shares will be, when sold, legally issued, fully paid and non-assessable. Please see Section II.B.1.a. of Staff Legal Bulletin 19.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc:     Via E-mail
        William T. Hart, Esq.
        Hart & Hart, LLC